

Mail Stop 3030

December 18, 2008

Via Facsimile and U.S. Mail

Brent M. Cook
Chief Executive Officer
Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 375
Provo, UT 84604

> **Re: Raser Technologies, Inc.**
> **Amendment 1 to Form 10-K for the Year Ended December 31, 2007**
> **Amendment 1 to Form 10-Q for the quarter ended June 30, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **File No. 001-32661**

Dear Mr. Cook:

We have reviewed your letter dated October 14, 2008 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2007

Overview, page 4

1.   We note from your description on page 28 that a material portion of your business includes the extraction of geothermal fluids. Generally, SEC guidance for extractive activities is contained in Rule 4-10 of Regulation S-X, referencing Industry Guide 2 (Oil and Gas), and Industry Guide 7 (Mining). In light of the fact that geothermal activities are specifically excluded from oil and gas

producing activities under Rule 4-10 of Regulation S-X, please tell us how you have considered the guidance in Industry Guide 7.

2.   The terms development and production have very specific meanings within Industry Guide 7, (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extractive activities. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes. Please see Instruction 1 to paragraph (a) of Industry Guide 7. In addition, lacking reserves you will need to expense all your exploration costs.

3.   Industry Guide 7 defines a reserve as that part of a mineral deposit that could be economically and legally extracted at the time of the determination. In the event you have proven and/or probable reserves, please disclose your proven and probable geothermal energy reserves, state your current estimates of the expected duration of economic power generation, the estimated rate of decline in productivity and/or utilization. Please note geothermal reserves are specifically excluded from oil and gas producing activities under Regulation SX § 210.4-10.

4.   Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated.

5.   In the event your company has reserves, your company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act.   The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Power Systems, page 9

6.   Please disclose the following information for each of your material properties or leases:

- The nature your company's ownership or interest in the property or leases.

- A description of all interests in your properties or leases, including the terms of all underlying agreements.

- The basis and duration of your geothermal rights, leases, surface rights, mining claims and/or other means of access.

- An indication your geothermal leases are located on private, state or federal properties.

- Please include certain identifying information, such as the property names, lease numbers/name, mining concession name/number, and dates of recording and expiration that is sufficient to enable the leases to be distinguished from other properties or leases that may exist in the area.

- The conditions that must be met to retain your leases, including quantification and timing of all necessary payments.

- The area of your leases or claims, in either hectares or acres.

Please ensure that you fully discuss the material terms of the land or geothermal lease securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Development of Geothermal Power Plants, page 12

7. In various locations in this section, you disclose that you "wholly own" projects, or "control" hectares of geothermal potential. For each of your exploration projects, clarify who owns the geothermal energy, what environmental permits are required, and where appropriate, how you intend to acquire or lease related surface rights and/or right-of-way. If you do not own the property rights, disclose your obligations for your use permits for your material exploration areas.

8. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights or a lease agreement.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

9.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

10. On a related point, it appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Financial Statements

Note 2: Summary of Significant Accounting Policies

Geothermal Properties and Well Field Development, page F-13

11.   We note your response to prior comment 4. With respect to your lease acquisition costs, in addition to the revisions to the accounting policy disclosure you describe in your response, please also tell us and revise future filings to clearly disclose when and how you evaluate the lease acquisition costs for impairment during the period from when you initially capitalize the lease costs to the point when the geothermal project is complete and ready to commence the production of electricity.

12.   To assist us in understanding how you account for your costs, please provide us with a walkthrough of the various stages of your typical geothermal project, starting with the point at which you begin looking for a new site and ending with the point at which your geothermal plant is operating. At each stage of the process, please discuss the specific costs that you incur and describe how you account for each group or type of costs. Discuss the accounting literature on which you base your accounting for each group of costs at each stage of the process.

13.   We note from your response to prior comment 6 that "certain costs incurred during the exploration phase of a geothermal project…are expensed as incurred, while costs incurred after (1) an independent geologist has determined that there is a high probability that the property contains a commercially viable resource and (2) the Company begins drilling exploratory wells, are capitalized." Further, based on your disclosures on page 12 of the Form 10-Q for September 30, 2008, we note that you have obtained an independent engineers report for the Thermo No. 1 project area. Please address the following:

- Reconcile your accounting policy disclosure here with the accounting reflected in your financial statements as of September 30, 2008, whereby you have capitalized costs relating to Nevada, Utah, New Mexico, Washington and Oregon despite the disclosures on page 11 and 12, which indicate that you have only obtained a report from independent engineers verifying the viability, generating capacity and potential reserves for the Thermo No. 1 project area. You specifically state on page 11 that you "have not completed [your] evaluation for viability, generating capacity, or potential reserves of the Truckee [Nevada] project."

- To the extent that you apply different accounting treatment to different costs prior to the determination that the property contains proven or probable reserves, explain to us your basis for the different accounting treatment. For example, discuss why you believe it is appropriate to capitalize tangible and intangible drilling costs prior to determining the property contains proven or probable reserves while at the same time you expense other costs. In this regard, please note that since SFAS 19 specifically excludes geothermal activities from its scope, your analogy to that guidance does not appear appropriate.

- With respect to the independent geologist evaluations, tell us and revise future filings to discuss how you define the "high probability" threshold and how you determine if the threshold has been satisfied. Explain how your "high probability" threshold compares to proven or probable reserves, as defined in Industry Guide 7.

14. Further to the above, we note that you have also capitalized "intangible drilling costs." Please address the following with respect to these intangible drilling costs:

- Explain to us and revise future filings to disclose in greater detail the nature of costs included in "intangible drilling costs" and why you believe it is appropriate to capitalize these costs.

- Tell us and revise future filings to disclose the circumstances that cause your intangible drilling costs to be so much higher than the tangible costs. In this regard, we note that the intangible drilling costs for Utah were approximately $27.9 million as of September 30, 2008 while the tangible drilling costs for Utah were approximately $3.4 million as of September 30, 2008.

15. We note your disclosure on pages 24-25 of the June 30, 2008 Form 10-Q with respect to the geological report obtained relating to the Thermo project area. We further note your disclosures on pages 11-12 of the September 30, 2008 Form 10-Q with respect to a report from independent engineers verifying the viability, generating capacity and potential reserves for the Thermo No. 1 project. Please address the following:

- Confirm to us that the two reports referenced above represent the same report.

- We note that the report was obtained in August 2008. Please provide a summary of the costs incurred prior to and subsequent to obtaining the report. Discuss how each class of costs incurred prior to and subsequent to obtaining the report were treated in your financial statements.

- As it relates to your Form S-3 filed on November 14, 2008, please file an updated consent on behalf of the independent engineers in accordance with Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K.

16. We note your response to prior comment 7 and your disclosure on pages 10 and 11 of your Form 10-Q for the period ended September 30, 2008. In your future filings, as applicable, please disclose when you expect to determine whether viable geothermal resources exist on the property.

Amendment 1 to Form 10-Q for the quarter ended June 30, 2008

Exhibits

17. We note that your amended Form 10-Q for the period ended June 30, 2008, which you filed with the Commission on October 14, 2008, does not contain certifications from your principal executive and financial officers. Please file the certifications required by Exchange Act rules 12b-15 and 13a-14(a).

Form 10-Q for the quarter ended September 30, 2008

Note I. Minority Interest, page 14

18. We note that your Thermo Subsidiary issued Class A member units to Merrill Lynch L.P. Holdings Inc., which entitle the Class A investor to 99% of profit and losses until the investor earns a target rate of return. With reference to the authoritative literature, please explain to us in detail your accounting for the tax equity financing. Specifically, please address the following:

- Tell us why you believe the transactions represent equity transactions at the subsidiary level and describe the equity structure at the subsidiary level. Discuss your consideration of SFAS 150.

- It appears that you are consolidating Thermo due to the fact that you maintained a 75% voting interest. Discuss any restrictions imposed on you or special rights granted to the minority unit holders that may limit your ability to control Thermo. As applicable, discuss your consideration of EITFs 96-16, 03-16 and 04-05 as well as any other relevant literature.

- Tell us how you considered FIN 46R in determining whether Thermo is a variable interest entity.

- Tell us how you calculate the value of your minority interest liability and the allocation of minority interest earnings. Specifically tell us the allocation percentages you used and your basis for their use.

- We also note that once the Class A member achieves its target rate of return (the "flip date"), your share of the cash flows of the Thermo project area will increase from 1% to 95%. Please tell us how your accounting for the Thermo subsidiary may change upon reaching this "flip date."

- Tell us what, if any, consideration was given to use of the financing method under SFAS No. 66. For reference see paragraph 101 of SFAS 66.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, Page 27

19.   Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your Thermo No. 1 project area. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

        In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Changes in Internal Control Over Financial Reporting, page 45

20.   We note the following disclosure at the bottom of page 45: "No other change in our internal control over financial reporting occurred during the nine months ended September 30, 2008 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." In your future filings, as applicable, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Brent M. Cook
Raser Technologies, Inc.
December 18, 2008
Page 11

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on any other comments.

Sincerely

Kevin L. Vaughn
Accounting Branch Chief